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                     WHITEROCK PORTFOLIO INVESTORS, L.L.C.
                                   FORM N-SAR
                           For Period ended 06/30/97

                             Response to Item 77C


        At a special meeting of Members of WhiteRock Portfolio Investors, L.L.C. ("WhiteRock" or "Company"), held on January 21, 1997, the following actions were taken and approved unanimously by the Members:

        1. Ratification of various actions taken by the Board of Managers of WhiteRock by unanimous written consent in lieu of a meeting to elect two additional managers, and at WhiteRock's initial organizational meeting to appoint an independent accountant and other actions in furtherance of compliance with the Investment Company Act of 1940;

        2. Approval of the following amendments to the Company's Limited Liability Company Agreement ("Operating Agreement"):

            a. Amendments with respect to approval of Unit transfers and admittance of new Members directly by the Unitholders rather than the Board of Managers, and changing those persons to whom various dissolution events may apply, each of which amendment was designed to provide an alternative method for the Company to obtain various desired attributes respecting its entity classification as a partnership for certain tax purposes, and corresponding amendments to delete certain requirements previously applicable to the Managers as a group;

            b. Amendments to clarify the quorum and other voting requirements for the Board;

            c.  An amendment to add a recusal procedure for Managers;

            d. An amendment to clarify and specify the line of succession of the Officers of the Company and the filling of vacancies on an interim basis between meetings of the Board of Managers, and to allow for the appointment of subordinate Officers;

            e. An amendment designed to more closely match the ability of the Company to call Capital Commitments from the Members with its obligation to meet its capital commitments with respect to its investments;

            f. Amendments designed to eliminate the obligation of the Company to send all tax filings, returns and correspondence of the Company to each Member automatically rather than upon request;

            g. An amendment to enable the Managers to make certain ministerial or corrective amendments to the Operating Agreement, or those required by law or otherwise advisable, without the vote of the Members, provided various protections of those parties affected are in place;

            h. Amendments to expand the definition of Qualified Investment and extend the termination date of the Company;

            i. An amendment to create a Unit dividend reinvestment plan for the Company's Unitholders;

            j. Amendments to clarify and expand the Company's indemnification obligations with respect to its officers and managers; and

            k. Various amendments which add cross-references to terms previously undefined in the Definitions section of the Operating Agreement, and to update notice provisions and other factual matters referenced in the Operating Agreement;

        3. Election of Craig Longfield and Daniel J. Rosborough as Managers of the Company, and the reelection of William Peressini and Nori Gerardo as Managers of the Company, and the reduction of the number of Managers to four; and

        4. Approval of various Unit issuances and capital calls to John Grayken and Brazos Principal GenPar, L.P., transfers of Units from J.T. Crandall to Mr. Grayken and from Robert Lanz and Brian Wirkkala to Messrs. Longfield and Rosborough, and from Brazos Principal GenPar, L.P. to various other Members of the Company.